Exhibit 99.1

Deutsche Bank

Deutsche Bank Aktiengesellschaft - General Meeting 2018 Voting results

Item 2	Appropriation of distributable profit 2017 - proposal pursuant to convocation corrected for own shares approved
	860,460,980	shares for which valid votes were submitted (= 41.63% of the share capital)
	855,225,656	yes votes	99.39%
	5,235,324	no votes	0.61%

Item 3	Ratification of the acts of management of the members of the Management Board for the 2017 financial year

	Mr. John Cryan - acts of management ratified
	853,268,796	shares for which valid votes were submitted (= 41.29% of the share capital)
	808,696,185	yes votes	94.78%
	44,572,611	no votes	5.22%

	Dr. Marcus Schenck - acts of management ratified
	853,249,879	shares for which valid votes were submitted (= 41.28% of the share capital)
	806,831,603	yes votes	94.56%
	46,418,276	no votes	5.44%

	Mr. Christian Sewing - acts of management ratified
	853,261,331	shares for which valid votes were submitted (= 41.28% of the share capital)
	807,002,648	yes votes	94.58%
	46,258,683	no votes	5.42%

	Ms. Kim Hammonds - acts of management ratified
	853,256,743	shares for which valid votes were submitted (= 41.28% of the share capital)
	808,533,623	yes votes	94.76%
	44,723,120	no votes	5.24%

	Mr. Stuart Wilson Lewis - acts of management ratified
	853,244,864	shares for which valid votes were submitted (= 41.28% of the share capital)
	806,947,909	yes votes	94.57%
	46,296,955	no votes	5.43%

	Ms. Sylvie Matherat - acts of management ratified
	853,244,657	shares for which valid votes were submitted (= 41.28% of the share capital)
	806,945,805	yes votes	94.57%
	46,298,852	no votes	5.43%

	Mr. James von Moltke - acts of management ratified
	853,243,604	shares for which valid votes were submitted (= 41.28% of the share capital)
	807,861,057	yes votes	94.68%
	45,382,547	no votes	5.32%

	Mr. Nicolas Moreau - acts of management ratified
	853,234,850	shares for which valid votes were submitted (= 41.28% of the share capital)
	806,930,934	yes votes	94.57%
	46,303,916	no votes	5.43%

Deutsche Bank

Deutsche Bank Aktiengesellschaft - General Meeting 2018 Voting results

	Mr. Garth Ritchie - acts of management ratified
	853,241,758	shares for which valid votes were submitted (= 41.28% of the share capital)
	806,849,441	yes votes	94.56%
	46,392,317	no votes	5.44%

	Mr. Karl von Rohr - acts of management ratified
	853,247,775	shares for which valid votes were submitted (= 41.28% of the share capital)
	806,953,034	yes votes	94.57%
	46,294,741	no votes	5.43%

	Mr. Werner Steinmüller - acts of management ratified
	853,247,444	shares for which valid votes were submitted (= 41.28% of the share capital)
	806,973,204	yes votes	94.58%
	46,274,240	no votes	5.42%

	Mr. Frank Strauß - acts of management ratified
	853,243,409	shares for which valid votes were submitted (= 41.28% of the share capital)
	806,968,641	yes votes	94.58%
	46,274,768	no votes	5.42%

	Mr. Jeffrey Urwin - acts of management ratified
	853,231,019	shares for which valid votes were submitted (= 41.28% of the share capital)
	806,930,569	yes votes	94.57%
	46,300,450	no votes	5.43%

Item 4	Ratification of the acts of management of the members of the Supervisory Board for the 2017 financial year

	Dr. Paul Achleitner - acts of management ratified
	861,967,743	shares for which valid votes were submitted (= 41.71% of the share capital)
	727,534,752	yes votes	84.40%
	134,432,991	no votes	15.60%

	Mr. Stefan Rudschäfski - acts of management ratified
	861,937,103	shares for which valid votes were submitted (= 41.70% of the share capital)
	730,437,248	yes votes	84.74%
	131,499,855	no votes	15.26%

	Mr. Wolfgang Böhr - acts of management ratified
	861,939,019	shares for which valid votes were submitted (= 41.70% of the share capital)
	729,554,348	yes votes	84.64%
	132,384,671	no votes	15.36%

	Mr. Frank Bsirske - acts of management ratified
	861,949,823	shares for which valid votes were submitted (= 41.71% of the share capital)
	727,693,341	yes votes	84.42%
	134,256,482	no votes	15.58%

Deutsche Bank

Deutsche Bank Aktiengesellschaft - General Meeting 2018 Voting results

Ms. Dina Dublon - acts of management ratified
861,933,174	shares for which valid votes were submitted (= 41.70% of the share capital)
727,781,336	yes votes	84.44%
134,151,838	no votes	15.56%

Mr. Jan Duscheck - acts of management ratified
861,935,867	shares for which valid votes were submitted (= 41.70% of the share capital)
729,552,627	yes votes	84.64%
132,383,240	no votes	15.36%

Mr. Gerhard Eschelbeck - acts of management ratified
861,925,213	shares for which valid votes were submitted (= 41.70% of the share capital)
728,679,067	yes votes	84.54%
133,246,146	no votes	15.46%

Ms. Katherine Garrett-Cox - acts of management ratified
861,924,231	shares for which valid votes were submitted (= 41.70% of the share capital)
727,778,391	yes votes	84.44%
134,145,840	no votes	15.56%

Mr. Timo Heider - acts of management ratified
861,928,532	shares for which valid votes were submitted (= 41.70% of the share capital)
729,550,898	yes votes	84.64%
132,377,634	no votes	15.36%

Ms. Sabine Irrgang - acts of management ratified
861,929,163	shares for which valid votes were submitted (= 41.70% of the share capital)
729,552,869	yes votes	84.64%
132,376,294	no votes	15.36%

Professor Dr. Henning Kagermann - acts of management ratified
861,933,113	shares for which valid votes were submitted (= 41.70% of the share capital)
729,569,164	yes votes	84.64%
132,363,949	no votes	15.36%

Ms. Martina Klee - acts of management ratified
861,919,218	shares for which valid votes were submitted (= 41.70% of the share capital)
729,543,715	yes votes	84.64%
132,375,503	no votes	15.36%

Mr. Peter Löscher - acts of management ratified
861,930,654	shares for which valid votes were submitted (= 41.70% of the share capital)
727,755,889	yes votes	84.43%
134,174,765	no votes	15.57%

Ms. Henriette Mark - acts of management ratified
861,931,432	shares for which valid votes were submitted (= 41.70% of the share capital)
728,261,493	yes votes	84.49%
133,669,939	no votes	15.51%

Deutsche Bank

Deutsche Bank Aktiengesellschaft - General Meeting 2018 Voting results

	Mr. Richard Meddings - acts of management ratified
	861,928,089	shares for which valid votes were submitted (= 41.70% of the share capital)
	727,780,567	yes votes	84.44%
	134,147,522	no votes	15.56%

	Ms. Louise M. Parent - acts of management ratified
	861,926,748	shares for which valid votes were submitted (= 41.70% of the share capital)
	727,778,960	yes votes	84.44%
	134,147,788	no votes	15.56%

	Ms. Gabriele Platscher - acts of management ratified
	861,930,210	shares for which valid votes were submitted (= 41.70% of the share capital)
	729,549,085	yes votes	84.64%
	132,381,125	no votes	15.36%

	Mr. Bernd Rose - acts of management ratified
	861,929,556	shares for which valid votes were submitted (= 41.70% of the share capital)
	729,549,261	yes votes	84.64%
	132,380,295	no votes	15.36%

	Mr. Gerd Alexander Schütz - acts of management ratified
	861,937,696	shares for which valid votes were submitted (= 41.70% of the share capital)
	728,577,309	yes votes	84.53%
	133,360,387	no votes	15.47%

	Professor Dr. Stephan Simon - acts of management ratified
	861,942,539	shares for which valid votes were submitted (= 41.70% of the share capital)
	727,669,154	yes votes	84.42%
	134,273,385	no votes	15.58%

	Dr. Johannes Teyssen - acts of management ratified
	861,936,419	shares for which valid votes were submitted (= 41.70% of the share capital)
	727,793,412	yes votes	84.44%
	134,143,007	no votes	15.56%

	Professor Dr. Klaus Rüdiger Trützschler - acts of management ratified
	861,931,963	shares for which valid votes were submitted (= 41.70% of the share capital)
	727,786,886	yes votes	84.44%
	134,145,077	no votes	15.56%

Item 5	Election of the auditor for the 2018 financial year, interim accounts - proposal pursuant to convocation approved
	873,569,664	shares for which valid votes were submitted (= 42.27% of the share capital)
	812,654,877	yes votes	93.03%
	60,914,787	no votes	6.97%

Deutsche Bank

Deutsche Bank Aktiengesellschaft - General Meeting 2018 Voting results

Item 6	Authorization to acquire own shares pursuant to § 71 (1) No. 8 Stock Corporation Act as well as for their use with the
	possible exclusion of pre-emptive rights - proposal pursuant to convocation approved
	865,429,640	shares for which valid votes were submitted (= 41.87% of the share capital)
	806,223,438	yes votes	93.16%
	59,206,202	no votes	6.84%

Item 7	Authorization to use derivatives within the framework of the purchase of own shares pursuant to § 71 (1) No. 8 Stock Corporation Act - proposal pursuant to convocation approved
	863,332,821	shares for which valid votes were submitted (= 41.77% of the share capital)
	813,299,372	yes votes	94.20%
	50,033,449	no votes	5.80%

Item 8a	Election of Mr. Gerd Alexander Schütz to the Supervisory Board - proposal pursuant to convocation approved
	872,216,610	shares for which valid votes were submitted (= 42.20% of the share capital)
	832,041,352	yes votes	95.39%
	40,175,258	no votes	4.61%

Item 8b	Election of Mrs. Mayree Carroll Clark to the Supervisory Board - proposal pursuant to convocation approved
	871,628,390	shares for which valid votes were submitted (= 42.17% of the share capital)
	842,235,492	yes votes	96.63%
	29,392,898	no votes	3.37%

Item 8c	Election of Mr. John Alexander Thain to the Supervisory Board - proposal pursuant to convocation approved
	871,820,071	shares for which valid votes were submitted (= 42.18% of the share capital)
	855,547,579	yes votes	98.13%
	16,272,492	no votes	1.87%

Item 8d	Election of Mrs. Michele Trogni to the Supervisory Board - proposal pursuant to convocation approved
	871,309,375	shares for which valid votes were submitted (= 42.16% of the share capital)
	858,227,312	yes votes	98.50%
	13,082,063	no votes	1.50%

Item 8e	Election of Mrs. Dina Dublon to the Supervisory Board - proposal pursuant to convocation approved
	872,528,010	shares for which valid votes were submitted (= 42.22% of the share capital)
	860,657,791	yes votes	98.64%
	11,870,219	no votes	1.36%

Item 8f	Election of Mr. Prof. Dr. Norbert Winkeljohann to the Supervisory Board - proposal pursuant to convocation approved
	872,582,791	shares for which valid votes were submitted (= 42.22% of the share capital)
	862,034,958	yes votes	98.79%
	10,547,833	no votes	1.21%

Deutsche Bank

Deutsche Bank Aktiengesellschaft - General Meeting 2018 Voting results

Item 9	Authorization to issue AT1 instruments - proposal pursuant to convocation approved
	869,630,964	shares for which valid votes were submitted (= 42.08% of the share capital)
	803,295,760	yes votes	92.37%
	66,335,204	no votes	7.63%

Item 10	Proposal pursuant to the Extension of the Agenda - rejected
	860,400,147	shares for which valid votes were submitted (= 41.63% of the share capital)
	45,328,489	yes votes	5.27%
	815,071,658	no votes	94.73%

Item 11	Proposal pursuant to the Extension of the Agenda - rejected
	835,809,078	shares for which valid votes were submitted (= 40.44% of the share capital)
	75,646,889	yes votes	9.05%
	760,162,189	no votes	90.95%

Item 12	Proposal pursuant to the Extension of the Agenda - rejected
	836,273,739	shares for which valid votes were submitted (= 40.46% of the share capital)
	22,086,111	yes votes	2.64%
	814,187,628	no votes	97.36%

Item 13	Proposal pursuant to the Extension of the Agenda - rejected
	786,193,527	shares for which valid votes were submitted (= 38.04% of the share capital)
	25,571,705	yes votes	3.25%
	760,621,822	no votes	96.75%

Item 14	Proposal pursuant to the Extension of the Agenda - rejected
	786,204,238	shares for which valid votes were submitted (= 38.04% of the share capital)
	25,132,053	yes votes	3.20%
	761,072,185	no votes	96.80%

Item 15	Proposal pursuant to the Extension of the Agenda - rejected
	786,307,479	shares for which valid votes were submitted (= 38.05% of the share capital)
	25,342,926	yes votes	3.22%
	760,964,553	no votes	96.78%

Item 16	Proposal pursuant to the Extension of the Agenda - rejected
	768,954,894	shares for which valid votes were submitted (= 37.21% of the share capital)
	17,354,624	yes votes	2.26%
	751,600,270	no votes	97.74%

	Proposal to vote the chair of the meeting out of office - rejected
	425,434,382	shares for which valid votes were submitted (= 20.58% of the share capital)
	2,685,592	yes votes	0.63%
	422,748,790	no votes	99.37%